GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information
1. Distribution Summary	Deal Name: Residential Accredit Loans Inc, 2007-QH9
2. Factor Summary	Asset Type: Mortgage Asset-Backed Pass-Through Certificates
3. Components Information	
4. Interest Summary	Closing Date: 10/09/2007
5. Other Income Detail *(Not Applicable)*	First Distribution Date: 10/25/2007
6. Interest Shortfalls, Compensation and Expenses	Determination Date: 10/23/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Distribution Date: 10/25/2007
8. Collateral Summary	Record Date:
	Book-Entry: 10/24/2007
9. Repurchase Information	Definitive: 09/28/2007
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	Trustee: Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	Main Telephone: 714-247-6000
13. Losses and Recoveries	GMAC-RFC
14. Credit Enhancement Report *(Not Applicable)*	Bond Administrator: Nicholas Gisler
15. Distribution Percentages	Telephone: 818-260-1628
16. Overcollateralization Summary *(Not Applicable)*	Pool(s): 40571
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QH9
October 25, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	749241AA3	452,924,200.00	452,924,200.00	6.55000090	236,982.52	2,472,211.60	2,709,194.12	0.00	0.00	0.00	452,687,217.48
A-2	749241AB1	70,732,300.00	70,732,300.00	6.55000090	37,009.10	386,080.52	423,089.62	0.00	0.00	0.00	70,695,290.90
X	749241AC9	0.00	0.00	0.68938100	0.00	341,467.09	341,467.09	0.00	0.00	0.00	0.00
R-I	749241AD7	100.00	100.00	6.55000090	100.00	0.55	100.55	0.00	0.00	0.00	0.00
R-II	749241AE5	100.00	100.00	6.55000090	100.00	0.55	100.55	0.00	0.00	0.00	0.00
M-1	749241AF2	22,884,000.00	22,884,000.00	6.55000105	0.53	124,908.52	124,909.05	0.00	0.00	0.00	22,883,999.47
M-2	749241AG0	17,237,300.00	17,237,300.00	6.55000075	0.40	94,086.94	94,087.34	0.00	0.00	0.00	17,237,299.60
M-3	749241AH8	9,807,400.00	9,807,400.00	6.55000143	0.23	53,532.07	53,532.30	0.00	0.00	0.00	9,807,399.77
P	749241AJ4	0.00	0.00	0.00000000	0.00	46,824.00	46,824.00	0.00	0.00	0.00	0.00
B-1	749241AK1	8,915,800.00	8,915,800.00	6.55000022	0.21	48,665.41	48,665.62	0.00	0.00	0.00	8,915,799.79
B-2	749241AL9	2,674,800.00	2,674,800.00	6.55000000	0.06	14,599.95	14,600.01	0.00	0.00	0.00	2,674,799.94
B-3	749241AM7	9,213,038.57	9,213,038.57	6.55000058	0.21	50,287.84	50,288.05	0.00	0.00	0.00	9,213,038.36
Deal Totals		**594,389,038.57**	**594,389,038.57**		**274,193.26**	**3,632,665.04**	**3,906,858.30**	**0.00**	**0.00**	**0.00**	**594,114,845.31**

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QH9
October 25, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	749241AA3	1,000.00000000	0.52322777	5.45833409	5.98156186	0.00000000	0.00000000	999.47677223
A-2	749241AB1	1,000.00000000	0.52322772	5.45833403	5.98156175	0.00000000	0.00000000	999.47677228
X	749241AC9	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-I	749241AD7	1,000.00000000	1,000.00000000	5.50000000	1,005.50000000	0.00000000	0.00000000	0.00000000
R-II	749241AE5	1,000.00000000	1,000.00000000	5.50000000	1,005.50000000	0.00000000	0.00000000	0.00000000
M-1	749241AF2	1,000.00000000	0.00002316	5.45833421	5.45835737	0.00000000	0.00000000	999.99997684
M-2	749241AG0	1,000.00000000	0.00002321	5.45833396	5.45835717	0.00000000	0.00000000	999.99997679
M-3	749241AH8	1,000.00000000	0.00002345	5.45833452	5.45835797	0.00000000	0.00000000	999.99997655
P	749241AJ4	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
B-1	749241AK1	1,000.00000000	0.00002355	5.45833352	5.45835707	0.00000000	0.00000000	999.99997645
B-2	749241AL9	1,000.00000000	0.00002243	5.45833333	5.45835576	0.00000000	0.00000000	999.99997757
B-3	749241AM7	1,000.00000000	0.00002279	5.45833382	5.45835661	0.00000000	0.00000000	999.99997721

Deal Factor :	99.95386973%

3. Component Level Reporting

Component	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance
X-PO	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
X-IO	594,389,038.57 [1]	594,389,038.57 [1]	0.68938100	0.00	341,467.09	341,467.09	0.00	0.00	0.00	594,114,845.30 [1]
Class Totals:	0.00	0.00		0.00	341,467.09	341,467.09	0.00	0.00	0.00	594,114,845.30

1.Notional Balance

GMAC RFC

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/01/2007	09/30/2007	30/360	452,924,200.00	6.55000090	2,472,211.60	0.00	0.00	0.00	0.00	2,472,211.60	0.00
A-2	09/01/2007	09/30/2007	30/360	70,732,300.00	6.55000090	386,080.52	0.00	0.00	0.00	0.00	386,080.52	0.00
X	09/01/2007	09/30/2007	30/360	0.00	0.68938100	341,467.09	0.00	0.00	0.00	0.00	341,467.09	0.00
R-I	09/01/2007	09/30/2007	30/360	100.00	6.55000090	0.55	0.00	0.00	0.00	0.00	0.55	0.00
R-II	09/01/2007	09/30/2007	30/360	100.00	6.55000090	0.55	0.00	0.00	0.00	0.00	0.55	0.00
M-1	09/01/2007	09/30/2007	30/360	22,884,000.00	6.55000105	124,908.52	0.00	0.00	0.00	0.00	124,908.52	0.00
M-2	09/01/2007	09/30/2007	30/360	17,237,300.00	6.55000075	94,086.94	0.00	0.00	0.00	0.00	94,086.94	0.00
M-3	09/01/2007	09/30/2007	30/360	9,807,400.00	6.55000143	53,532.07	0.00	0.00	0.00	0.00	53,532.07	0.00
P	09/01/2007	09/30/2007	30/360	0.00	0.00000000	0.00	0.00	0.00	0.00	46,824.00	46,824.00	0.00
B-1	09/01/2007	09/30/2007	30/360	8,915,800.00	6.55000022	48,665.41	0.00	0.00	0.00	0.00	48,665.41	0.00
B-2	09/01/2007	09/30/2007	30/360	2,674,800.00	6.55000000	14,599.95	0.00	0.00	0.00	0.00	14,599.95	0.00
B-3	09/01/2007	09/30/2007	30/360	9,213,038.57	6.55000058	50,287.84	0.00	0.00	0.00	0.00	50,287.84	0.00
Deal Totals				**594,389,038.57**		**3,585,841.04**	**0.00**	**0.00**	**0.00**	**46,824.00**	**3,632,665.04**	**0.00**

Net Deferred Interest: $0.00

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**1,846.79**	**1,846.79**	**0.00**	**0**	**0.00**	**185,651.16**	**0.00**	**28,766.11**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,535	1,535	N/A	263	3	0	0	0	1,532
	Balance/Amount	594,389,038.57	594,389,038.57	-1,502,526.05	131,765.21	1,644,954.11	N/A	0.00	0.00	594,114,845.30

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.61438189	7.61418671	357.85	357.85	7.23938189	7.23918671	7.23938189	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	3.52%				3.52%

Net WAC Cap Rate: 7.23938%
Adjusted Net WAC Rate: 6.55000%
Adjusted Rate Cap: 7.23938%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	**Count**	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,512	585,949,273.24	0	0.00	0	0.00	0	0.00	0.00	1,512	585,949,273.24
30 days	20	8,165,572.06	0	0.00	0	0.00	0	0.00	0.00	20	8,165,572.06
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	1,532	594,114,845.30	0	0.00	0	0.00	0	0.00	0.00	1,532	594,114,845.30
Current	98.69%	98.63%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.69%	98.63%
30 days	1.31%	1.37%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.31%	1.37%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance
1 Month	20 / 1.31%	8,165,572.06 / 1.37%	13 Months	0 / 0.00%	0.00 / 0.00%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	0 / 0.00%	0.00 / 0.00%	14 Months	0 / 0.00%	0.00 / 0.00%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	0 / 0.00%	0.00 / 0.00%	15 Months	0 / 0.00%	0.00 / 0.00%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	0 / 0.00%	0.00 / 0.00%	16 Months	0 / 0.00%	0.00 / 0.00%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	0 / 0.00%	0.00 / 0.00%	17 Months	0 / 0.00%	0.00 / 0.00%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	0 / 0.00%	0.00 / 0.00%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	0 / 0.00%	0.00 / 0.00%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	0 / 0.00%	0.00 / 0.00%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	0 / 0.00%	0.00 / 0.00%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	0 / 0.00%	0.00 / 0.00%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	0 / 0.00%	0.00 / 0.00%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%				0.00 %
	Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%		88.09999277%	100.00000000%

	Ending Percentage
M-1	3.85178045%
M-2	2.90134134%
M-3	1.65075824%
Class M Total:	8.40388003%
P	0.00000000%
B-1	1.50068625%
B-2	0.45021597%
B-3	1.55071674%
Class B Total:	3.50161896%

Ending Percentage uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False
M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such

Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit

or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue

Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of

purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an

'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in

Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not

apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or

expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2007-QH8
October 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	3,858,187.52
Prepayment Premium	46,824.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	1,846.79
Total Deposits	3,906,858.31

Uses of Funds	Amount
Transfer to Certificate Account	3,906,858.30
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	0.00
Derivative Payment	0.00
Total Withdrawals	3,906,858.30
Ending Balance	0.00